March 24, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Manatron, Inc. Form 10-K for Fiscal Year Ended April 30, 2005 Form 10-Q for Fiscal Quarter Ended July 31, 2005 Form 10-Q for Fiscal Quarter Ended October 31, 2005 File No. 000-15264

Dear Mr. Skinner:

This letter is in response to your request dated February 23, 2006, for additional clarification in regards to the accounting for our appraisal services contracts.

•

Describe to us the material terms of these arrangements, including the specific services performed, any deliverables or other performance obligations, the billing and payment terms and any acceptance terms or provisions;

Services and Deliverables

Manatron, Inc. (the "Company") provides mass appraisal services to County governments associated with residential, commercial, industrial, public utility, farm and tax exempt properties within a County. This data is utilized by the County to fairly and accurately calculate and assess property taxes to its constituents.

More specifically, the Company's mass appraisal services entail several activities performed over the course of the project which are outlined within the contract, such as:

✓ Planning - A detailed work plan is provided within 30 days from the signing of the agreement indicating starting and completion dates of various phases of the agreement (deliverable).
✓

Data collection - The Company's data collectors verify and correct, if necessary, the data summarized on the County's computer-printed property record card for each property within the County. Upon completion, the cards are returned to the office to update the property characteristics to the master file (deliverable).

✓	Final review - Upon completion of the data collection process, the cards are checked for completeness and accuracy.
✓	Data input - After data collection and review are complete, any properties requiring correction are updated in the County's master file (deliverable).
✓

Project management - Each month throughout the appraisal process, the Company's project supervisor meets with appropriate representatives of the County to review progress of the project as compared to the project work plan to identify any problems that have developed and to agree on steps to be taken to resolve such problems. During the meeting, the Company submits a written report of the project status (deliverable).

✓	Abstracts - The Company furnishes the County Auditor with a hard-copy abstract of appraised values (deliverable).
✓

Hearings - The Company provides resources to be present for informal hearings following the completion of the above work to assist in the settlement of complaints and to support the values placed upon the various specified properties by Company appraisers (deliverable).

As discussed below, while the above activities outline various steps in the process of executing the contract, in substance there is one ultimate deliverable, which is the appraised values of all properties within a jurisdiction.

Billing and Payment Terms

Payment of the overall contract value is made in monthly payments by the County based upon such portion to the fee as the percentage of the project completed during the preceding month bears to the entire project. The percentage of the project completed during the preceding month is set forth by the Company and submitted as part of its monthly billing.

The County has the right to review with the Company its progress report. Upon receipt of the billing, the County must make payment within 30 days for the portion of the work completed. The County withholds ten percent of each monthly payment pending completion of the entire project.

Acceptance Terms and Provisions

Upon completion and delivery of the finished reports (abstracts), the County pays the Company eighty percent of the holdback. The remaining retainage amounting to two percent of the total fee or 20% of the total holdback is withheld by the County until completion of the hearing process.

•	Provide us with a copy of a representative appraisal services agreement;

The Company will file its responses electronically with the SEC, however due to the confidential nature of customer contracts, it will mail a copy of a representative appraisal services agreement to the SEC. The Company is providing a copy of its revaluation contract with Lorain County, Ohio. The Company utilizes standard contracts, so this revaluation contract is representative of the majority of the Company's appraisal services agreements.

•	Tell us how you measure performance under these arrangements and clarify for us how you determine when the obligations to your customers have been fulfilled;

The Company develops a budget estimate during the bid process to assist in the development of a fee proposal. If the Company is determined to be the successful bidder, it will then finalize a budget for any additional information obtained during the bid and contract process. This budget consists of several key activities required to complete the project, which are tracked as separate accounting units. The key activities include:

✓	Project planning
✓	Supervision
✓	Residential data collection
✓	Commercial data collection
✓	Exempt data collection
✓	Industrial data collection
✓	Utility data collection
✓	Residential land value
✓	Commercial land value
✓	Industrial land value
✓	Farm land value
✓	Exempt property appraisal
✓	Residential property appraisal
✓	Commercial property appraisal
✓	Industrial property appraisal
✓	Utility property appraisal
✓	Farm property appraisal

At the onset of a project, the Company is provided with the number of parcels classified as residential, commercial, industrial, utility, farm and exempt. As each activity above is completed, an overall percentage of completion is calculated based upon the actual units complete compared to the overall number of estimated units. For example, if it is estimated that there are 20,000 residential parcels and at the end of a reporting period the Company has completed data collection on 5,000 parcels, this activity would be 25% complete.

A cost to complete is generated monthly for each appraisal project to ensure that all calculations are appropriate based on the most current data. For example, if it is determined at the onset that there are 125,000 residential parcels and as the Company progresses it determines that there are actually 123,000 parcels, an adjustment for this change will take place in the period in which it becomes known.

The Company is required to submit monthly progress reports to the County along with the related invoice. The County is essentially validating the status of the project and in turn the completion of the related obligations when it submits each monthly payment. Since the Company sends out invoices on a monthly basis on the progress of the preceding month, revenue recognition correlates closely with invoicing and cash collection. The Company monitors its accounts receivable on a monthly basis to ensure that any amounts deemed at risk are properly monitored and reserved for, if deemed necessary.

•	Explain how you determine the amount of revenues and related costs you recognize in each reporting period in following the guidance in SAB 104; and

Service revenue is recognized as services are performed (earned), when amounts can be objectively determined (measurable) and collection is reasonably assured (collectible or realizable). In addition, as the services extend beyond a single accounting period and there are several performance acts, the Company follows the proportional performance method for revenue recognition.

As detailed above, the Company tracks the activities associated with the execution of an appraisal services contract based on the activities outlined within the contract.

The amounts recognized monthly are based on progress to date against the budget developed at project inception. Revenue recognition is driven primarily by output measures (parcels). The Company does use input measures (cost) for indirect cost items such as supervision, training, planning, bonding, etc. A cost to complete is analyzed monthly to ensure that the budget is still appropriate. Adjustments to parcels and costs are done in the period in which they become known.

The Company has a long standing history of collecting on its appraisal services contracts. In addition, due to the timely generation of monthly progress reports and related invoices, any collection issues would be identified and resolved in a timely manner.

The Company records actual cost each period associated with the execution of its appraisal services contracts. The vast majority (over 90%) of the expense associated with these projects is labor related. Therefore, there is a direct correlation between revenue recognized and cost incurred for a given period as the activities completed drive revenue recognition.

•	Explain how you have considered EITF 00-21 with respect to the "deliverables" included in these multiple performance arrangements.

The Company has considered EITF 00-21 with respect to the deliverables included in its multiple performance arrangements and determined that EITF 00-21 is not applicable to the appraisal services contracts of the Company. While the Company does undertake various activities in executing the appraisal contracts under the proportional performance method, in substance there is only one deliverable, which is the appraised values of all properties within a jurisdiction. Furthermore, there is not objective and reliable evidence of fair value associated with the various individual activities outlined in the contract.

In addition, the Company intends to include the following disclosure language within its future Form 10-Q and Form 10-K filings specifically related to its appraisal services beginning with the year ended April 30, 2006:

For its real estate appraisal projects, the Company recognizes revenue using the proportionate performance method of revenue recognition since many of these projects are often implemented over a one to three year period and consist of various activities. Under this method of revenue recognition, the Company identifies each activity for the appraisal project with a typical project generally calling for training, routing of map information, data entry, data collection, data verification, informal hearings, appeals and project management. Each activity or act is specifically identified and assigned an estimated cost. Contract fulfillment activities and related supervisory costs such as data collection, data entry and verification are expensed as incurred. The costs for these activities are determined and the total contract value is then allocated to each activity based on a consistent profit margin. Each activity is assigned a consistent unit of measure to determine progress towards completion and revenue is recognized for each activity based upon the percentage complete as applied to the estimated revenue for that activity. Progress for the fulfillment activities is typically based on an output measure such as the number of parcel counts completed for that activity. Estimated losses on uncompleted contracts are recorded in the period in which the Company first determines that a loss is apparent.

Please do not hesitate to call or send an email if you need additional information or have any further questions.

Sincerely,

/s/ Krista Inosencio

Krista Inosencio
Chief Financial Officer
(269)567-2900 ext. 284
Krista.inosencio@manatron.com

/s/ Paul Sylvester

Paul Sylvester
Chief Executive Officer
(269) 567-2900 ext. 222
Paul.sylvester@manatron.com